

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

R. Erik Holmlin
President and Chief Executive Officer
Bionano Genomics, Inc
9540 Towne Centre Drive, Suite 100
San Diego, CA 92121

>   **Re: Bionano Genomics, Inc**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 20, 2019**
>   **CIK No. 0001411690**

Dear Dr. Holmlin:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Electronics and Machinery

cc: James C. Pennington, Esq.